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                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001



                                    CONTENTS


                                                                   Page

Summary of Billings                                                   1







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
                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
               BY MONTH, FOR THE QUARTER ENDED SEPTEMBER 30, 2001

                                                   July 2001                  August 2001                  September 2001
                                           --------------------------  ---------------------------  ---------------------------
                                           Tons       Fee      Amount  Tons        Fee      Amount  Tons        Fee      Amount
                                           ----       ---      ------  ----        ---      ------  ----        ---      ------
                                                   (per ton)    (000)           (per ton)    (000)           (per ton)    (000)
BARGING SERVICE BILLINGS TO AFFILIATES
  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .     141,347   $2.66      $377   259,879    $2.21      $575   291,800    $1.98       $577
                                                     =====                        =====                        =====

    Amos Plant . . . . . . . . . . . .       8,133   $1.28        10    48,372    $1.69        82    14,623    $1.31         19
                                           -------   =====      ----   -------    =====      ----   -------    =====       ----

      Total. . . . . . . . . . . . . .     149,480              $387   308,251               $657   306,423                $596
                                           =======              ====   =======               ====   =======                ====

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .     272,362   $3.98    $1,085   161,279    $4.40      $709   320,068    $3.20     $1,023
                                                     =====                        =====                        =====

    Kanawha River Plant. . . . . . . .      61,642   $0.86        53   110,178    $0.83        92    61,328    $0.83         51
                                           -------   =====    ------   -------    =====      ----   -------    =====     ------

      Total. . . . . . . . . . . . . .     334,004            $1,138   271,457               $801   381,396              $1,074
                                           =======            ======   =======               ====   =======              ======

  Ohio Valley Electric Company . . . .      33,631   $1.78      $ 60    19,883    $1.71      $ 34    10,027    $1.37       $ 14
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====

  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .     220,264   $2.87      $633   275,089    $3.37      $927   171,442    $2.78       $476
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .     703,199   $1.80    $1,263   735,035    $1.76    $1,295   617,143    $1.77     $1,095
                                           =======   =====    ======   =======    =====    ======   =======    =====     ======

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .     186,582   $2.35      $438    58,572    $2.01      $118   104,366    $1.95       $204
                                                     =====                        =====                        =====

    Gavin Plant. . . . . . . . . . . .     141,170   $1.58       224   322,292    $1.59       514   372,614    $1.51        562
                                                     =====                        =====                        =====

    Mitchell Plant . . . . . . . . . .        -      $ -          -     20,002    $3.80        76      -       $ -           -
                                           -------   =====      ----   -------    =====      ----   -------    =====       ----

      Total. . . . . . . . . . . . . .     327,752              $662   400,866               $708   476,980                $766
                                           =======              ====   =======               ====   =======                ====

BARGING SERVICE BILLINGS
------------------------
TO UNAFFILIATED COMPANIES:
-------------------------
  Buckeye Power Company
   Cardinal Plant (Unit 2 & 3) . . . .      77,231   $2.68      $207   102,614    $4.03      $414   121,743    $4.68       $569
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====

  Other Coal . . . . . . . . . . . . .      82,448   $2.30      $189    91,843    $2.29      $210    93,617    $2.29       $214
                                           =======   =====      ====   =======    =====      ====   =======    =====       ====

  Other. . . . . . . . . . . . . . . .     269,224              $830   363,245               $852   264,711                $551
                                           =======              ====   =======               ====   =======                ====
Note: The above amounts include demurrage charges.
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